

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2024

Alan Tuchman
Chief Executive Officer
Synaptogenix, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

> **Re: Synaptogenix, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 10, 2024**
> **File No. 333-282589**

Dear Alan Tuchman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Bagliebter